MANOR PARK CONSTRUCTION LLC

Profit and Loss
January - October, 2021

	TOTAL
Income	
Sales	672,149.96
Total Income	**$672,149.96**
Cost of Goods Sold	
Contractors	318,927.53
Job Services	8,347.22
Job Supplies	124,620.57
Shipping	373.61
Total Cost of Goods Sold	**$452,268.93**
GROSS PROFIT	**$219,881.03**
Expenses	
Advertising & Marketing	1,796.14
Ask Client	186.99
Bank Charges & Fees	224.33
Bank Fraud	138.97
Car & Truck	3,788.77
Charity	14.36
Dues	185.00
Gas & Fuel	503.30
Insurance	1,584.28
Interest Paid	223.83
Legal & Professional Services	5,125.00
Meals & Entertainment	6,499.46
Office Expenses	465.64
Office Supplies & Software	6,149.58
Operations	2,707.00
Other Business Expenses	150.00
Parking & Tolls	1,055.75
QuickBooks Payments Fees	223.74
Repairs & Maintenance	3,596.82
Storage	104.04
Taxes & Licenses	-1,273.80
Travel	11.81
Utilities	2,109.43
VENDOR (deleted)	126,273.15
Website	296.38
Total Expenses	**$162,139.97**
NET OPERATING INCOME	**$57,741.06**
Other Income	
Cash Back Rewards	347.68
Total Other Income	**$347.68**
Other Expenses	
Gifts	25.00
Total Other Expenses	**$25.00**
NET OTHER INCOME	**$322.68**
NET INCOME	**$58,063.74**

MANOR PARK CONSTRUCTION LLC

Balance Sheet

As of October 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Bank Checking 0611	12.70
Capital Bank Checking 4811	27.49
Citi Checking	10,193.93
TD Checking	117.29
Total Bank Accounts	**$10,351.41**
Accounts Receivable	
Accounts Receivable (A/R)	74,251.03
Total Accounts Receivable	**$74,251.03**
Other Current Assets	
Undeposited Funds	12,226.86
Total Other Current Assets	**$12,226.86**
Total Current Assets	**$96,829.30**
TOTAL ASSETS	**$96,829.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One Credit Card	1,544.48
Total Credit Cards	**$1,544.48**
Other Current Liabilities	
District of Columbia Office of Tax and Revenue Payable	0.60
Maryland Department of Revenue Payable	103.77
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$104.37**
Total Current Liabilities	**$1,648.85**
Total Liabilities	**$1,648.85**
Equity	
Owner's Draw	-81,047.49
Owner's Investment	5,490.63
Retained Earnings	112,673.57
Net Income	58,063.74
Total Equity	**$95,180.45**
TOTAL LIABILITIES AND EQUITY	**$96,829.30**

MANOR PARK CONSTRUCTION LLC

Statement of Cash Flows

January - October, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	58,063.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Capital One Credit Card	131.61
District of Columbia Office of Tax and Revenue Payable	0.60
Maryland Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**132.21**
Net cash provided by operating activities	**$58,195.95**
FINANCING ACTIVITIES	
Owner's Draw	-55,456.69
Net cash provided by financing activities	**$ -55,456.69**
NET CASH INCREASE FOR PERIOD	**$2,739.26**
Cash at beginning of period	19,839.01
CASH AT END OF PERIOD	**$22,578.27**